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                             February 2, 2021

       Robert Rozek
       Chief Financial Officer
       Korn Ferry
       1900 Avenue of the Stars, Suite 2600
       Los Angeles, California 90067

                                                        Re: Korn Ferry
                                                            Form 10-K for the
Fiscal Year Ended April 30, 2020
                                                            Filed July 15, 2020
                                                            File No. 001-14505

       Dear Mr. Rozek:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended April 30, 2020

       Consolidated Financial Statements
       Note 11. Segments, page F-38

   1. Please tell us your basis for presenting three measures of each segment's profit (operating income, EBITDA and
adjusted EBITDA) in the ASC 280 segment footnote. Also,
                                                        explain why EBITDA and
adjusted EBITDA are permitted to be disclosed in the ASC 280 segment footnote, when
the operating income measure appears to be most consistent with
                                                        GAAP. Refer to ASC
280-10-50-27 and 50-28.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Robert Rozek
Korn Ferry
February 2, 2021
Page 2

       You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 with any questions.



FirstName LastNameRobert Rozek                          Sincerely,
Comapany NameKorn Ferry
                                                        Division of Corporation
Finance
February 2, 2021 Page 2                                 Office of Trade &
Services
FirstName LastName